FOX LAW OFFICES, P.A.
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Telephone (207) 766-0944

October 20, 2011

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn:  John Reynolds, Assistant Director

Re:	ScripsAmerica, Inc. Amendment No. 2 to Form S-1 Filed September 26, 2011 File No. 333-174831

Dear Mr. Reynolds:

This letter is a point by point response to the Staff’s comment letter dated October 11, 2011 (the “Staff Letter”) on the amendment no. 2 to the registration statement on Form S-1 (File No. 333-174831) (“registration statement”) of ScripsAmerica, Inc. (the “Company”) filed with the Securities and Exchange Commission on September 26, 2011.  The item numbers below correspond to the item numbers in the Staff Letter.  For convenience we have reproduced the text of each comment and provided the Company’s response immediately below the text.  We are filing concurrently herewith the Amendment No. 3 to the registration statement (the “Amendment”).

All page number references in the Company’s responses are to the page numbers of the Amendment (unless otherwise indicated).

Description of Business, page 18

1.
We note your response to comment eight of our letter dated September 9, 2011, and we reissue it in part. Please revise to clarify how the end users order your products through McKesson.  For example, it is unclear if you sell unique packaging or quantities that are only available via McKesson through you, or if McKesson has other suppliers that offer the same products with similar pricing.  Also, please clarify what obligation McKesson has to honor an end user’s request to purchase your products compared to other vendors and if there are any incentives for end user’s to request you as the supplier (i.e. whether you offer lower pricing in unique packaging).

Response:  The Company has provided the requested clarifications on page 22 of the Amendment.

2.
We note your response to comment 11 of our letter dated September 9, 2011, and we reissue it.  The IMS Health Report you provided with your response letter does not reference Compound SA 1022.  Please explain to us how this document supports your sales figures for Compound SA 1022.  Also, this document does not appear to be complete

Response:  The Company has removed the sales figure from the registration statement as well as references to Compound SA 1022.  See pages 1. 6. 20 and 22 - 25 of the Amendment.

U.S Securities and Exchange Commission
Division of Corporation Finance
October 20, 2011

3.
We note your response to comment 13 of our letter dated September 9, 2011, and we reissue it.  We do not understand why your response indicates that you no longer need FDA approval for your ODT product because the underling formula is an over-the- counter medicine.  Your disclosure throughout your registration statement discusses your need for various levels of FDA approval for your ODT product.  For example, on page 19, you describe how you outsourced the development of your ODT drug to Marlex and how they are expected to pay $935,000 for the FDA approval process.  Please advise or revise.  Also, please provide us the basis for your belief that you will be able to develop an ODT product and bring it to market in nine months.

Response:  The Company will be developing an ODT product for over the counter drugs only.  Consequently, the Company has revised the disclosure throughout the Amendment to clarify that the Company does not need FDA approval for its ODT over the counter products.  These revisions are on pages 19, 21, 25 and 27 of the Amendment.  The Company has provided the breakdown of the use of the $935,000 for development of the ODT by Marlex on pages 18, 27, 56 and 60 of the Amendment.  The Company is in the process of hiring a consultant who is an industry expert familiar with the Company’s ODT product.  This consultant assured the Company that they can get the Company’s ODT product into stores in nine months.

4.
We note your response to comment 15 of our letter dated September 9, 2011, and we reissue it in part. Please revise to identify the manufacturer of Compound SA 1022 and disclose the product’s commonly known name or brand name.  Please discuss the steps that the company could take to protect their product line.  For example, please clarify if you take steps to start the DESI testing process, whether this manufacturer could also seek to obtain exclusivity for Compound SA 1022.

Response:  The Company has removed Compound SA 1022 from the registration statement as noted in the Company’s response to Comment 1.  The Company has provided a discussion on the Company’s ability to protect any product line for which it is seeking exclusivity under the DESI program on pages 6,20, 25 and 28 of the Amendment.

Executive Compensation, page 50

5.
We note your response to comment 29 of our letter dated September 9, 2011, and we reissue it in part. Please revise to clarify the details of the resolution that provided the clawback for the grant of stock to Mr. Andrews in June 2011.  In particular, please describe the circumstances where the clawback would result in the return of the stock to the company.

Response:  The Company has revised the disclosure regarding Mr. Andrews shares to describe the vesting and potential forfeiture of such shares.  See pages 68, 70 and 71 of the Amendment.

6.
We note your response to comment 30 of our letter dated September 9, 2011, and we reissue it in part.  The value of all of Mr. Andrews’ stock awards on June 2010 should be included in the Summary Compensation Table, regardless of whether they have vested at the fiscal year end.  Also, since Mr. Andrews has unvested stock awards at December 31, 2010, you must provide an Outstanding Equity Awards at Year End Table that complies with Item 402(p) of Regulation S-K.  Please revise accordingly.

Response:  The Company has made the adjustment to the Summary Compensation Table on page 68 of the Amendment and provided an Outstanding Equity Awards at Year End Table on page 69 of the Amendment.

U.S Securities and Exchange Commission
Division of Corporation Finance
October 20, 2011

Financial Statements for the Interim Periods Ended June 30, 2011 and 2010

10 – Stockholder’s Equity

Warrants, page F-9

7.
We read your response to comment 18, and note that you have restated your financial statements for the three and six month periods ended June 30, 2011.  Please revise your financial statements to clearly indicate on the face of your financial statements that they have been restated.  In addition, please include a note to your financial statements that includes the disclosures required by FASB ASC 250-10-50-7.  If you believe such disclosure is not required, tell us why and provide us with your SAB 99 analysis supporting your position.

Response:  The Company has made the appropriate corrections to the financial statements and has indicated on our financial statements what was restated and included a footnote explaining the restatement.

8.
We reviewed your response to our prior comment 19, noting you used one company to determine the expected volatility assumption related to the fair value of your warrants. Your response did not address our comment.  Please explain to us how the use of one company to determine this assumption is consistent with FASB ASC 718-10-30-20 or provide us with the authoritative accounting literature supporting your position.

Response:  Based on the Staff Letter and again reviewing the literature and guidance, the Company has determined that the use of the average of four publicly traded Companies that most fit the characteristics of our Company would be more appropriate.   The recalculated volatility changed from 118.5% to 120.65% and the expense increased $705, from $54,809 to $55,514. This amount is not material to the June 30, 2011 financial statements.  We revised footnote number 10 under the warrants section to reflect these changes.

Part II

Exhibits

9.
We note your response to comment 33 of our letter dated September 9, 2011, and we reissue it in part.  Please file an exhibit that provides a written description of all the material terms of your oral loan agreement with Marlex.  Please see Compliance & Disclosure Interpretations Question 146.04 for guidance.  Also, consider adding a risk factor that discusses your ability to enforce your loan agreements with Marlex due to the informal nature of the loans or advise us why a risk factor is not needed. Further, please disclose the material terms of your Curing Capital Agreement in the appropriate places in your registration statement.

Response:  The Company has filed a new Exhibit 10.18 with material terms of its loan agreement with Marlex.  The Company believes that no risk factor is required in regard to the Marlex loan because if there is a default (i) the Company’s liquidity will not be affected the Company expects to be able to fund its operations from the anticipated level of sales, (ii) the Company can use the loan default as an offset against amounts owed to Marlex for contract work Marlex performs for the Company and (iii) the Company is not relying on the loan to fund its business expansion plans, which will be done through the sale of securities.  If the default were to cause a souring of the Company’s relationship with Marlex, the Company is able to find other suitable contract packagers in a reasonably quick time period.  The Company has disclosed the material terms of its agreement with Curing Capital on page 2 of the registration statement.  We provided this disclosure on pages 19 and 60 of the Amendment.

U.S Securities and Exchange Commission
Division of Corporation Finance
October 20, 2011

The Company respectfully submits via EDGAR the foregoing responses to the Commission and the Amendment as requested by the Staff Letter.

Please call me at (207) 766-0944 if you have any comments on the information provided herein or if we can furnish any additional information or otherwise be of assistance.

Very truly yours, /s/ Richard C. Fox Richard C. Fox, Esq.

cc:	Mr. Robert Schniederman Mr. Jeffrey Andrews